U.S. SE[barcode]MMISSION

04016397

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-51304

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BACAP Distributors, LLC

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 158 SECTION

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 South Tryon Street
(No. and Street)

Charlotte	North Carolina	28255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward D. Bedard — 704-388-4353
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

(ADDRESS) 214 North Tryon Street	Charlotte	North Carolina	28202
Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Edward D. Bedard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BACAP Distributors, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

See next page

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

State of North Carolina
County of Mecklenburg

I, Mary R. Holstead, a Notary Public for said County and State, do hereby certify that Edward D. Bedard personally appeared before me this day and acknowledged the due execution of the foregoing instrument.

Witness my hand and official seal, this the 27th day of February, 2004.

Mary R. Holstead
____

OFFICIAL SEAL
Notary Public, North Carolina
COUNTY OF MECKLENBURG
MARY R. HOLSTEAD
My Comm. Exp. 3/12/07

My commission expires March 12, 2007.

BACAP Distributors, LLC

(A wholly-owned subsidiary of Bank of America, N.A.)

Consolidated Statement of Financial Condition

December 31, 2003

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
BACAP Distributors, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of BACAP Distributors, LLC and its subsidiary (collectively, the "Company"), a wholly-owned subsidiary of Bank of America, N.A., at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2004

BACAP Distributors, LLC
(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2003
(amounts in thousands)

Assets		
Cash and cash equivalents	$	273,460
Investments owned		
Marketable, at fair value		313
Not readily marketable, at fair value		41,417
Deferred sales commissions, net of accumulated amortization of $4,290		16,514
Administration fees receivable from affiliated funds		10,000
Advisory fees receivable from affiliated funds		2,720
12b-1 and shareholder administration fees receivable		12,739
Other receivables		2,781
Total assets	$	359,944
Liabilities and Member's Equity		
Accrued employee incentives	$	4,321
Sub-advisory fees payable to affiliates		697
Compensation arrangements payable		1,919
Other payables to affiliates		15,479
Accounts payable and other accrued liabilities		799
12b-1 and shareholder administration fees payable		8,619
Deferred tax liability, net		1,323
Income taxes payable		24,337
Total liabilities		57,494
Commitments and contingencies (Note 9)		-
Minority interest		1,493
Member's equity		300,957
Total liabilities and member's equity	$	359,944

The accompanying notes are an integral part of this consolidated statement of financial condition.

(amounts in thousands)

1. Organization and Operations

BACAP Distributors, LLC (the "Company") is a wholly-owned subsidiary of Bank of America, N.A. (the "Manager"), which is an indirect wholly-owned subsidiary of Bank of America Corporation (the "Corporation"). The Manager is the sole member of the Company and, as such, has full and complete authority to manage and control the business, property and affairs of the Company. The Company is registered with the Securities and Exchange Commission ("SEC") as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended, and as a broker-dealer with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its majority-owned subsidiary, BACAP Advisory Partners, LLC ("Advisory Partners"). Advisory Partners is organized for the purpose of providing investment advisory services (including acting as the general partner, managing member or investment adviser) to registered investment companies, private investment partnerships, limited liability companies and similar investment vehicles. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company serves as the Managing Member of Advisory Partners.

The Company is the distributor and administrator of the Nations Funds Family of Funds (the "Funds"), which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended. The Funds include many portfolios, including equity, balanced, money market and fixed income, which are structured as domestic open and closed-end funds, fund of funds, and variable annuity portfolios. Substantially all receivables of the Company are derived from distribution and administration of the Funds. The Funds had net assets of approximately $132.1 billion at December 31, 2003. The Company also serves as the investment adviser or investment manager to certain funds that are not registered under the Investment Company Act of 1940 ("other funds"). The Company has retained certain affiliated companies to provide sub-advisory services to those others funds. Assets under management in these arrangements were approximately $23.3 billion at December 31, 2003, exclusive of assets under management mentioned above.

The Company's advisory and administrative services provided to the Funds changed effective January 1, 2003. Prior to January 1, 2003, the Company was named Banc of America Advisors, LLC and was the investment adviser and co-administrator of the Funds. Effective January 1, 2003, the Company was replaced by Banc of America Capital Management, LLC ("BACAP, LLC"), an affiliate and a wholly-owned subsidiary of the Manager, as the investment adviser to the Funds. The Company was renamed BACAP Distributors, LLC and the Board of Trustees of the Funds appointed BACAP Distributors, LLC the distributor and administrator to the Funds. Previously, the distributor of the Funds was Stephens, Inc. ("Stephens").

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimate relates to its determination of fair value of the not readily marketable investment. See further discussion below and in Note 3.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as demand deposits, investments in instruments with a maturity of less than 90 days and money market mutual funds. Cash and cash equivalents are recorded on a trade date basis and are carried at fair value.

Investments Owned

Marketable investments represent investments in affiliated registered investment companies and are valued at the net asset value per share of the fund. These investments are recorded on a trade date basis with the net realized and unrealized gain or loss included in earnings.

Not readily marketable investments represent an investment in collection rights as further described in Note 3. The investment is carried at fair value based on discounted expected future cash flows, with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred tax.

Deferred Sales Commissions

Sales commissions paid to brokers and dealers in connection with the sale of certain fund shares are capitalized and amortized on a straight-line basis over the period in which the shareholder is subject to a contingent deferred sales charge or early withdrawal charge, which does not exceed six years. Contingent deferred sales charges and early withdrawal charges received by the Company from redeeming shareholders of certain funds reduce the unamortized deferred sales commissions. The Company evaluates the carrying value of its deferred sales commission assets for impairment and recoverability on a quarterly basis.

Equipment and Capitalized Software

Furniture, equipment and capitalized software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets.

Advisory Fees
The Company receives advisory fees receivable for investment management and advisory services provided to certain investment partnerships and offshore funds under management agreements that provide for fees to be paid based on a percentage of the average net assets of the investment products.

Administration Fees
The Company receives administration fees receivable as the administrator of the Funds. As administrator, the Company supervises various aspects of the Funds' administrative operations, which includes oversight of fund accounting, treasury operations, preparing the Funds' prospectuses and other reports to shareholders and the SEC, coordinating shareholder proxy services and meetings of the shareholders and Boards of Directors and Trustees, and monitoring compliance with investment objectives, laws and regulations. Administration fees are based on a percentage of average net assets of the Funds.

12b-1 and Shareholder Administration Fees
The Company receives 12b-1 and shareholder administration fees receivable for providing certain distribution services for designated classes of the Funds' shares. Shareholder administration and servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and 12b-1 fees payable represent fees remitted to third party intermediaries for their performance of shareholder administration and servicing. Shareholder administration and 12b-1 fees receivable and payable are based on a percentage of the average net assets of the Funds.

Sub–Advisory Fee
The Company contracts with affiliates to provide investment management and advisory services to the other funds under sub-advisory agreements. Sub-advisory fees payable to affiliates are calculated at a contractual rate based upon a percentage of average net assets of the Funds.

Compensation Arrangements
The Company has entered into arrangements with various affiliates and third parties to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds.

Minority Interest
The Company is the Managing Member of its majority-owned subsidiary, Advisory Partners. The Company records in its accounts the minority interest liability (and associated minority interest expense) due to the minority interest holder.

(amounts in thousands)

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect. Deferred tax payable or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items, which management believes it is more likely than not, realization will not occur. There was no valuation allowance at December 31, 2003.

The method of allocating federal and state income tax expense/benefit is determined under a tax allocation agreement between the Company and the Corporation, and the Company and the Manager. This allocation agreement specifies that income tax expense/benefit will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Investments Owned

Marketable Investments

Marketable investments represent capital provided by the Company to certain of the Funds. At December 31, 2003, the Company was a shareholder in several Funds and an investment partnership, which had a fair value of $313,000.

Not Readily Marketable Investments

On December 31, 1998, the Company acquired the collection rights, as well as, the right to certain future mutual fund contingent deferred sales charges and 12b-1 fees from Stephens, the distributor to the Funds until January 1, 2003. In acquiring such rights, the Company collected contingent deferred sales charges and 12b-1 fees directly from the transfer agent and the Funds, respectively. The Company acquired no collection rights from Stephens for the year ended December 31, 2003, as the Company became the distributor to the Funds on January 1, 2003.

The investment in collection rights is carried at fair value. A ready market does not exist for the collection rights; accordingly, fair value is determined based on the estimated discounted future cash flows expected to be received over the life of the contracts.

(amounts in thousands)

Estimated cash flows are periodically re-evaluated and adjustments are made to the recorded value and the allocation of expected cash receipts between principal and interest. Cash collected in excess of accrued interest receivable reduces the principal amount of the Company's investment in collection rights.

The cost and fair value at December 31, 2003 was as follows:

Amortized Cost	Gross Unrealized Gain	Fair Value
$ 38,693,000	$ 2,724,000	$ 41,417,000

As discussed in Note 1, the agreement to purchase future collection rights ended effective January 1, 2003 when the Company assumed the role of distributor of the Funds.

4. Equipment and Capitalized Software

The Company's equipment and capitalized software is depreciated and amortized over a three to five year period. At December 31, 2003, the Company's equipment and capitalized software was fully amortized and depreciated resulting in no net book value.

5. Related Party Transactions

Fund-Related Transactions with Affiliates

The receivables from affiliated funds for advisory, administration and 12b-1 fees and shareholder administration fees at December 31, 2003 totaled $2.7 million, $10.0 million, and $12.7 million, respectively, and are expected to be settled in the normal course of business.

Payables at December 31, 2003 related to transactions with affiliates were as follows:

Sub-advisory fees payable to Banc of America Capital Management, LLC	$ 697,000
Compensation arrangements payable to affiliates	1,919,000
	2,616,000

Cash and Cash Equivalents

The Company had $273.2 million invested in the Nations Cash Reserves Fund at December 31, 2003.

Nations Funds Reorganization

During 2003, the Company assisted with certain reorganization activities of the Funds, which primarily included certain fund mergers and changes in share class structures. The Manager reimbursed the Company approximately $769,000 during 2003 related to reorganization activities. The contribution from the Manager was accounted for as a capital contribution.

(amounts in thousands)

Other
The Company's board of managers and some of its officers and employees serve as officers and employees of the Manager and its affiliates. The Company paid no dividends to the Manager during 2003.

6. Income Taxes

Although the Company is a limited liability company under North Carolina law, for tax purposes (under the applicable provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulation promulgated thereunder) it is treated as a wholly-owned subsidiary of the Manager.

Current federal income tax payable is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Corporation for federal purposes and to or from the Manager for state purposes. Current federal taxes payable to the Corporation, inclusive of current state taxes payable to the Manager, was $24.3 million at December 31, 2003.

The Company's net deferred tax liability was $1.3 million at December 31, 2003. The net deferred tax liability relates primarily to future tax liabilities from the unrealized gain on the not readily marketable investment, which is carried at fair value.

7. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation which covers substantially all full-time, salaried employees and certain part-time employees. The Company's employees are eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by the Manager.

In addition to providing retirement benefits, the Corporation provides certain health care and life insurance benefits for active and retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under the current plan, eligible retirees are entitled to a fixed dollar amount for each year of service.

All employees of the Company are also covered under a cash incentive plan which provides incentive awards based on the extent to which performance objectives and profit goals are met.

As a result of the Company replacing Stephens as the distributor of the Funds beginning January 1, 2003, many employees of Stephens became employees of the Company during 2003. In order to provide the former Stephens' employees with a comparable incentive opportunity in replacement of their forfeited Stephens stock option awards, the Company provided certain former Stephens associates with stock appreciation rights, as set forth in a Stock Appreciation Rights Agreement (the "SAR Agreement").

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Not readily marketable investments are valued at fair value, based on discounted expected future cash flows using current market rates. Marketable investments are valued at market value, as determined by an independent pricing service. All of the Company's other financial instruments are short-term financial instruments, with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

9. Commitments and Contingencies

On September 3, 2003, the Office of the Attorney General for the State of New York ("NYAG") simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, "Canary"). The complaint alleged, among other things, that Canary engaged in improper trading with certain mutual funds in the Funds. Specifically, the NYAG alleged that Canary engaged in activities that it characterized as "market timing" and "late trading." The Corporation is cooperating fully with the NYAG, the SEC and other regulators in connection with these inquiries.

On September 16, 2003, the NYAG announced a criminal action, and the SEC announced a civil action, against a former employee of Banc of America Securities LLC ("BAS"). The complaints allege that this former employee played a key role in enabling Canary to engage in "late trading" of shares of the Funds and other mutual funds in violation of state and federal law.

On February 6, 2004, the Corporation and BACAP, LLC were served with a Subpoena to Produce Records by the Attorney General of the State of West Virginia (the "Subpoena"). The Subpoena asks for a wide range of documents, including documents relating to "late trading" and "market timing activities" by any mutual fund controlled by the Corporation and/or BACAP, LLC, as such terms are defined in the Subpoena. The Corporation has engaged the law firm Wachtell, Lipton, Rosen & Katz LLP to respond to the Subpoena on behalf of the Corporation and BACAP, LLC. As of the date of this letter, discussions between Wachtell, Lipton, Rosen & Katz LLP and the Office of the Attorney General of the State of West Virginia regarding the Subpoena and the Corporation's and BACAP, LLC's responses are ongoing.

The Corporation has announced that it will establish a restitution fund for shareholders of the Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties. The Corporation has also committed to return to the Funds all funds management and advisory fees related to the Canary market timing agreement.

The Corporation has named several key leaders and advisors external to the Corporation to review mutual fund practices. These individuals are currently leading an independent review of the Corporation's mutual fund policies and practices, including a complete legal and regulatory compliance review of the Corporation's mutual fund business, and coordinating a detailed review of all technology, control, and compliance systems related to the mutual fund business, including all systems relating to sales, clearing, and derivative and brokerage operations.

The Corporation is developing new policies to eliminate all lending, derivatives, brokerage services or any other services relating to mutual fund trading activity by clients known to the Corporation to engage in active mutual fund market timing not permitted by the targeted funds. The Corporation has committed that the market timing policies being established will no longer permit special exceptions.

The independent trustees of the Board of Trustees of the Funds have retained an independent firm to evaluate the extent of any adverse monetary impact to the Funds in which the Funds' adviser permitted a discretionary market timing agreement. They also announced that they would evaluate whether any additional steps are appropriate to assure the Funds' shareholders that the Funds are being managed in their best interests. In addition, the independent trustees announced that the Board of Trustees, with the assistance of the independent firm, will conduct a review of the issues relating to late trading in the Funds, consider the results of the review of these issues being conducted by the Corporation, and take action as appropriate.

To date, a number of lawsuits and regulatory proceedings have been filed against the Corporation, its affiliates, including the Company and BACAP, LLC, and associates in connection with these circumstances, alleging, among other things, breaches of fiduciary duties, federal securities laws, the ERISA Act, the Investment Company Act of 1940, and the Investment Advisers Act of 1940, as well as contractual and other common law claims. The Corporation has also received shareholder derivative actions purportedly brought on behalf of the Corporation alleging various claims, including breach of fiduciary duty, against the Board of Directors in connection with these matters. Additional lawsuits or regulatory proceedings presenting similar or additional allegations and requests for relief arising out of these circumstances could be filed in the future against the Corporation, the Company and related parties.

In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot state what the eventual outcome of pending matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, including the litigation and regulatory matters described above, will have a material adverse effect on the consolidated financial position or liquidity of the Company.